(212) 474-1293
September 1, 2006

NovaGold Resources Inc.
Schedule TO-T Filed by Barrick Gold Corporation on August 4, 2006
SEC File No. 005-80075

Dear Ms. Murphy:

On behalf of Barrick Gold Corporation (“Barrick”), a corporation organized under the laws of the Province of Ontario, set forth below are the responses of Barrick to comments of the staff of the Division of Corporation Finance (the “Staff”) regarding Barrick’s filing referenced above, which you delivered in a letter dated August 16, 2006 (the “Comment Letter”).

For your convenience, the text of the Staff’s comments is set forth below and is followed by Barrick’s response to their comments. Capitalized terms defined in the Schedule TO and used in the following responses without definition shall have the meanings specified in the Schedule TO.

Schedule TO - Conditions to the Offer, page 19

1.
The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because several conditions refer to the successful completion of the Compulsory Acquisition or any Subsequent Acquisition Transaction, any of which would be completed post-expiration, it appears the offeror intends for its conditions to survive offer expiration. Please revise here and throughout your disclosure, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

Barrick acknowledges the Staff’s comment and refers the Staff to specific disclosure on the cover page of the Offer and Circular, in the first sentence of Section 4 (“Conditions of the Offer”) on page 19 of the Offer and Circular and elsewhere, stating that Barrick reserves its right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless the Offer conditions are satisfied or waived “at or prior to the Expiry Time” (emphasis added).

Barrick respectfully submits that the references in the conditions to a Compulsory Acquisition or Subsequent Acquisition Transaction was not an attempt to modify and does not have the effect of modifying the requirement that all conditions be satisfied or waived “at or prior to the Expiry Time”. Instead, the references made in the conditions to a Compulsory Acquisition or Subsequent Acquisition Transaction are required for a clear explanation of the relevant conditions. For example, pursuant to condition (d) on page 20 of the Offer and Circular, Barrick would not be required to take up and pay for any Common Shares deposited under the Offer unless the condition is satisfied or waived, at or prior to the Expiry Time, that there shall be in effect no order, decree or judgment issued by any Governmental Entity which would prevent the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction. This condition does not state or imply that a Compulsory Acquisition or Subsequent Acquisition Transaction must be completed before the conditions can be satisfied or waived, or that this particular condition will remain open past the Expiry Time. Instead it means that such an order, decree or judgment that arises prior to the Expiry Time, but which would affect Barrick’s ability to complete a Compulsory Acquisition or Subsequent Acquisition Transaction after closing of the Offer, would result in a failure of the condition.

2.
We note your statement in the penultimate paragraph of this section that “[t]he failure by Barrick at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.” Please clarify that all conditions to the offer must be satisfied or waived prior to the expiration of the offer.

Barrick acknowledges the Staff’s comment and refers the Staff to the discussion in response to Comment 1 regarding Barrick’s right to withdraw the Offer and not take up and pay for the Common Shares unless all conditions to the Offer are satisfied or waived by Barrick at or before the Expiry Time. Barrick respectfully submits that the language referred to in Comment 2 is a standard provision which was included in the Offer and Circular in order to clarify that any failure by Barrick to assert a right at the time it arises does not result in Barrick’s right being extinguished prematurely. The language referred to was not an attempt to modify and does not have the effect of modifying the requirement that the conditions be satisfied or waived at or prior to the Expiry Time, because Barrick has only reserved the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer if the Offer conditions are not satisfied or waived at or prior to that time.

U.S. Securities and Exchange Commission Relief, page 42

3.	Provide us with your revised request, as we discussed.

Barrick submitted a revised draft of its No Action Relief request on August 16, 2006.

Compulsory Acquisition, page 44

4.
Please eliminate the phrase from the last paragraph that the summary “is qualified in its entirety” by reference to the detailed provisions of Section 132 of the NSCA. The qualification suggests that the offer summary may not be materially complete. Please revise accordingly.

Barrick respectfully submits that the summary contained in Section 13 (“Acquisition of Common Shares Not Deposited - Compulsory Acquisition”) on page 44 of the Offer and Circular is intended to represent and represents a materially complete description of the provisions of Section 132 of the NSCA. Barrick respectfully submits that the language referred to was intended to convey to shareholders that the summary of Section 132 of the NSCA was not meant to be a substitute for the detailed provisions contained in Section 132. Accordingly, Barrick made particular reference in the Offer and Circular to the importance of the “detailed provisions of Section 132 of the NSCA” because, as noted in bold text on page 44, “Section 132 of the NSCA is complex and may require strict adherence to notice and timing provisions, failing which [the rights of NovaGold shareholders] may be lost or altered.” In addition, and for the same reasons, Barrick’s disclosure reminds shareholders that the summary of Section 132 of the NSCA is a summary only, refers shareholders to the relevant statutory text, which was attached as Schedule A to the Offer and Circular, and encourages shareholders to consult their legal advisors.

  Closing Comment

On behalf of our client, Barrick Gold Corporation, we hereby confirm to you Barrick’s acknowledgement of the following:
●	Barrick is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●	Barrick may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Sincerely,

                                                Richard Hall

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Copies to:
Patrick J. Garver
Sybil E. Veenman
Barrick Gold Corporation
BCE Place, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario M5J 2S1
CANADA

Kevin Thomson
Lisa Damiani
Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, 44th Floor
Toronto, Ontario M5X 1B1
CANADA